Mail Stop 4561

November 20, 2006

Mr. Richard E. Bornhoft
President and Chief Executive Officer
Equinox Fund Management, LLC
1660 Lincoln Street, Suite 100
Denver, CO 80264

> **Re:** **The Frontier Fund**
> **Item 4.02 Form 8-K**
> **Filed November 17, 2006**
> **File No. 0-51274**

Dear Mr. Bornhoft:

We have reviewed your filing and have the following comments. In some of our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed November 17, 2006

1.   Please tell us when you plan to file your amended Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006.

2.   Please tell us whether your officers have reconsidered the effectiveness of your disclosure controls and procedures as of March 31, 2006 and June 30, 2006 in light of the restatement. In addition, please confirm to us that you plan to address this reconsideration and the related conclusions in the amended Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006 that you plan to file.

As appropriate, please respond to these comments within five business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Amanda Sledge, Staff Accountant at (202) 551-3473.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant